PEOPLES BANCORP INC.
138 Putnam Street
Marietta, Ohio 45750
(740) 373-3155

August 21, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Era Anagnosti, Legal Branch Chief,
Office of Financial Services I

Re:     Peoples Bancorp Inc.
Registration Statement on Form S-3 (File No. 333-206322)

Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Peoples Bancorp Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Tuesday, August 25, 2015, at 4:00 p.m., Eastern Daylight Savings Time, or as soon thereafter as practicable.
In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges that:

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Elizabeth (“Betsy”) Turrell Farrar of Vorys, Sater, Seymour and Pease LLP, our outside counsel, of the effectiveness of the Registration Statement by telephone at (614) 464-5607 or by facsimile at (614) 719-4708.
Very truly yours,
/s/ M. Ryan Kirkham
M. Ryan Kirkham
General Counsel and Corporate Secretary